EXHIBIT 99.1

RISK FACTORS

Substantial Leverage; Insufficient Cash Flow From Operations

     At November 30, 2002 the Company had approximately $121.9 million of indebtedness, representing 66.0% of its total capitalization. The ability of the Company to satisfy its debt obligations depends largely on the Company’s operating performance, which is affected by prevailing economic conditions and financial, business and other factors, many of which are beyond the Company’s control.

     The degree to which the Company is leveraged has important consequences to the Company, including the following: (i) the Company’s ability to obtain additional financing is limited; (ii) substantial portions of the Company’s cash flows from operations must be dedicated to the debt service, thereby reducing the funds available to the Company for its operations; (iii) the Company’s debt instruments contain financial and other restrictive covenants, including covenants restricting the incurrence and restructuring of debt, the creation of liens, the payment of dividends and sales of assets; (iv) the Company’s borrowings under its revolving credit facility are at variable rates of interest, resulting in adverse effects on the Company’s financial condition and results of operations when the relevant market interest rates increase; (v) the debt outstanding under the revolving credit facility is secured by substantially all of the Company’s assets; (vi) the Company is more leveraged than many of its competitors, placing the Company at a relative competitive disadvantage; and (vii) the Company’s high degree of indebtedness makes it more vulnerable in the event of a downturn in its business. As a result of the Company’s level of indebtedness, its financial capacity to respond to market conditions, extraordinary capital needs and other factors is limited.

     Fiscal 2003 operating cash flows and borrowings under the Company’s $50 million credit facility were sufficient to provide necessary working capital and to service existing debt, and the Company anticipates that the remainder of its fiscal 2003 cash requirements for working capital and debt service will be met through a combination of funds provided by operations and additional borrowings under its credit facility. Significant assumptions underlie this belief, including, among other things, that the Company will succeed in implementing its business strategy, there will be no material adverse developments in the business, liquidity or significant capital requirements of the Company, and the Company’s lenders will continue to advance funds to the Company under the credit facility.

     The Company has budgeted approximately $0.6 million for capital expenditures for the remainder of fiscal 2003. These expenditures primarily are devoted to routine food processing capital improvement projects and other miscellaneous expenditures. The Company believes that funds from operations and funds from its $50 million credit facility, as well as the Company’s ability to enter into capital or operating leases, will be adequate to finance these routine capital expenditures. If the Company continues its historical revenue growth trend as expected, it will be required to raise and invest additional capital for other various plant expansion projects to provide operating capacity to satisfy increased demand. The Company believes that future cash requirements for these plant expansion projects would need to be met through other long-term financing sources, such as the issuance of industrial revenue bonds or equity investment. The incurrence of additional debt is governed and restricted by the Company’s existing debt instruments. Furthermore, there can be no assurance that additional long-term financing will be available on advantageous terms (or any terms) when needed by the Company.

     The Company anticipates continued sales growth in key market areas. As noted above, however, this growth will require other capital expansion projects to increase existing plant capacity to satisfy increased demand. Sales growth, improved operating performance and expanded plant capacity — none of which is assured — will be necessary for the Company to continue to service existing debt. If the Company is unable to continue servicing its debt, then it will need to adopt alternative strategies, which may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be affected on satisfactory terms or that the chosen strategy would enable the Company to avoid defaults under its existing debt instruments.

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Restrictions Imposed by the Company’s Debt Instruments

     The Company’s debt instruments include covenants that, among other things, limit or restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, enter into certain investments or acquisitions, engage in mergers or consolidations or engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. There can be no assurance that such limitations and restrictions will not adversely affect the Company’s ability to finance its future operations or capital needs or engage in other business activities that may be in the interest of the Company. The Company’s $50 million credit facility also requires the Company to comply with certain financial covenants. The ability of the Company to comply with such financial covenants may be affected by events beyond the Company’s control. A breach of any of these covenants or the inability of the Company to comply with the required financial covenants could result in a default under the credit facility. In the event of any such default, the lender could elect to declare all borrowings outstanding, together with accrued interest and other fees, due and payable. If the Company were unable to repay any such borrowings when due, then the lender could proceed against its collateral, with material adverse effects on the Company’s business, financial condition and results of operations.

     As described under Part II, Item 5 of this report, the Company has received notices from certain Noteholders alleging that the Company is in default of certain indenture covenants and purporting to accelerate the Company’s obligation to pay the entire principal amount of the notes. The indenture trustee has requested directions from the Company. The Company does not believe it has violated any indenture covenant and intends to respond to the allegations in accordance with the trustee’s request. However, the trustee could declare the Company to be in default of its indenture covenants and could sue the Company to collect the principal amount of, plus accrued interest on, the notes. The complaining Noteholders might sue to collect on the notes even if the trustee declines to do so. In any such case, the Company would defend itself vigorously, but there can be no assurance that the Company would prevail.

Competition

     The food production business is highly competitive and is often affected by changes in tastes and eating habits of the public, economic conditions affecting spending habits and other demographic factors. In sales of meat products, the Company faces strong price competition from a variety of large meat processing concerns and from smaller local and regional operations. In sales of biscuit and yeast roll products, the Company competes with a number of large bakeries in various parts of the country. The sandwich industry is extremely fragmented, with few large direct competitors but low barriers to entry and indirect competition in the form of numerous other products.

Government Regulation

     The food production industry is subject to extensive federal, state and local government regulation.

     The Company’s food processing facilities and food products are subject to frequent inspection by the United States Department of Agriculture (the “USDA”), the Food and Drug Administration (the “FDA”) and other government authorities. In July 1996, the USDA issued strict new policies against contamination by food-borne pathogens such as E. coli and Salmonella and established the Hazard Analysis and Critical Control Points (“HACCP”) system. The HACCP standards require the implementation of a seven step system for preventing hazards that could cause food-borne illnesses and became effective on January 25, 2000 for all food manufacturers with over ten employees and $25 million in sales. The Company is in full compliance with all FDA and USDA regulations, including HACCP standards, but there can be no assurance that the Company will be able to remain in compliance. The Company’s failure to comply with applicable laws and regulations could subject it to civil remedies, including fines, injunctions, recalls and seizures, or even criminal sanctions, any of which could have material adverse effects on the Company.

     The Company’s operations are also governed by laws and regulations relating to workplace safety and worker health that, among other things, establish noise standards and regulate the use of hazardous chemicals in the workplace. The Company is also subject to numerous federal, state and local environmental laws. Under applicable environmental laws, the Company may be responsible for remediation of environmental conditions and may be subject to associated liabilities relating to its facilities and the land on which its facilities are or had been situated, regardless of whether the Company leases or owns the facilities or land in question and regardless of whether such environmental conditions were created by the Company or by a prior owner or tenant. There can be no assurance that any failure to comply, or compliance in the future, with environmental laws, or that liabilities arising thereunder, will have no material adverse effect on the Company’s business, financial condition or results of operations.

General Risks of the Food Industry

     The food processing industry is generally subject to various risks, including adverse changes in general economic conditions, evolving consumer preferences, nutritional and health-related concerns, federal, state and local food inspection and processing controls and litigation-oriented risks in the nature of consumer product liability claims, product tampering problems and the availability and expense of liability insurance. There has recently been increasing scrutiny due to the

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association of meat products with recent outbreaks of illness, and even death, caused by pathogens which can be found in raw and improperly cooked meat. Incidents of contamination experienced by other food processors have materially and adversely affected their businesses and could adversely affect the Company’s business. Product recalls are sometimes required in the meat industry to withdraw contaminated or mislabeled products from the market.

Adverse Changes in Food Costs; Availability of Supplies

     The profitability of the Company is dependent on its ability to anticipate and react to changes in food prices in general and to changes in meat prices in particular. While the Company has historically been able to anticipate and react to changing prices through purchasing practices and price adjustments so as to avoid any material adverse effect on profitability, there can be no assurance that the Company will be able to do so in the future. In particular, no assurance can be given that the Company will be able to pass any cost increases on to its customers. The Company does not engage in hedging transactions with respect to raw material purchases. Failure to engage in such transactions may result in increased price volatility, with resulting adverse effects on results of operations. In addition, the Company’s dependency upon regular deliveries of supplies from particular suppliers means that interruptions or stoppages in such deliveries could adversely affect the Company until arrangements with alternate suppliers could be made.

Dependence on Key Personnel

     The Company believes that its continued success will largely depend upon the abilities and experience of its senior management team such that loss of the services of one or more senior managers could adversely affect the Company’s results of operations. The Company has entered into three-year Employment Agreements with its Chairman and Vice-Chairman of the Board, Chief Financial Officer and Senior Vice President of Sales, which specify terms relating to salary, bonus and benefits to be paid. The Company has entered into an Incentive Agreement with its President and Chief Executive Officer, which sets forth compensation to be paid, but does not provide for a specified employment term for the President.

Potential Labor Disruption

     None of the Company’s employees is covered by a collective bargaining agreement. To the extent the Company experiences a labor disruption in the future, there could be material adverse effects on the Company’s business, financial condition and results of operations.

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